NORTHEAST
INVESTORS TRUST
A No-Load Mutual Fund

Paying Dividends for Over 70 Years

Quarterly Commentary

Q3 2025

Market Recap

The most salient feature in financial markets during the third quarter of 2025 was the renewed cutting of interest rates by the Federal Reserve. Although reduced inflation expectations from tariffs may have played a part, we believe that market participants and the policy makers themselves were more focused on the abrupt and noticeable reduction in the pace of US job growth since the start of the year.

Reduced immigration no doubt played a role in the jobs slowdown, although the unemployment rate has stayed relatively flat. In turn, that allows for differing views on the state of the domestic labor market. Some focus on the lack of job creation and see weakness, while others focus on the unemployment rate and identify stability. However, it does seem that the Federal Reserve itself has been more focused on the former as it resumed the path of lower interest rates.


RATE CUTS RESUME
FED FUNDS RATE% (UPPER BOUND)
5.00%
4.75%
4.50%
4.25%
50 Basis Points
25 Basis Points
8/24
9/24
10/24
11/24
12/24
1/25
2/25
3/25
4/25
5/25
6/25
7/25
8/25
9/25

In September, the Fed restarted the rate-cutting cycle it began a year ago with a 0.25% cut, which moved the policy rate down to 4.00%-4.25%. The Fed also put out projections that would suggest a more dovish approach to cuts as compared to their prior meeting.

Despite an uptick in volatility, markets have been resilient throughout 2025, patiently waiting for expected rate-cuts to come to fruition. In fixed income, investment grade and high yield corporate bonds posted solid total returns in Q3 (by credit rating): BBB +2.8%, BB +2.2%, B +2.4% and CCC or lower +3.4%. For the year, BBB and BB have posted +7.2%, slightly ahead of B +6.7% and CCC+ or lower +7.1%.

As a whole, the ICE BofA High Yield Index ("Index") was +2.4% during the quarter.

Yields/Spreads:

The yield-to-worst ("YTW") on the Index continued to decline from April highs, closing at 6.74%, down 32 basis points ("bps") in Q3. The last quarter-end to see a sub-7% yield was March of 2022.

The YTW on the 10-Yr Treasury dropped to a level of 4.16%, down 8 bps. The downward movement in yields was more pronounced at the short end of the curve, with yields on the 3-Month, 6-Month and 1-Year down 39 bps, 46 bps and 28 bps respectively. This "bull steepening" movement typically occurs during the onset of a Fed cutting cycle.

The option-adjusted spread ("OAS") of the Index compressed another 16 bps, falling to 280 bps, well below long term averages.

Issuance & Defaults:

Per the Security Industry and Financial Markets Association (SIFMA), $117.3B of high yield bonds were issued in Q3, capped by $57B in September. The Q3 figure marks a 52% increase from Q2 and is the highest since Q2 of 2021, when historically low borrowing costs were available during the post-COVID recovery. 2021 remains the highest year on record with $486B of issuance.

Per CreditSights, the US HY debt-weighted trailing twelve-month (TTM) default rate dropped by 40 bps to 2.9% during Q3. On a sector level, Media and Telecommunications continue to experience the highest levels of default, at 14.5% and 13.4% respectively on TTM (debt-weighted) basis. CreditSights also reported that the US HY distress ratio (bonds with spreads over 1,000 bps) improved, ending the quarter at 6.2%, which is roughly 600 basis points below the post-GFC average of 12.5%.

Fund Performance

The Trust had a very strong quarter in Q3, outperforming the Index +8.30% vs.+2.40. For full performance results, please see the table on page 3. Outperformance was mainly attributed to an equity position in Homer City, which at quarter end, is now the Trust's top holding. The Trust continues to roll over short duration, B-BB rated bonds which has helped reduce interest rate and credit risk. The Trust's average duration at quarter end was 1.88 vs. the Morningstar High Yield category's average of 3.28.

Contributors to the Trust's performance:

- Homer City Holdings
- Nabors Industries Common Stock

Detractors to the Trust's performance:

- NL Industries Common Stock
- American Gilsonite Common Stock

Additions - The following securities were added to the portfolio:

- Pitney Bowes 6.875% 3/15/27 (Buy)
- Under Armour Inc. 3.25% 6/15/26 (Buy)
- Fair Isaac Corp. 5.25% 5/15/26 (Buy)

Subtractions - The following positions were reduced or removed due to corporate actions:

- American Airlines 6.5% 7/1/25 (Maturity)
- Five Point Operating 10.5% 1/15/28 (Tender Offer)
- Tidewater Inc 8.5% 11/16/26 (Full Call)
- Delta Airlines 4.5% 10/20/25 (Sinking Fund)
- Mallinckrodt 14.75% 11/14/28 (Full Call)

S&P Ratings Changes:

- Allegheny Ludlow 6.95% 12/15/25 - Upgrade (9/5/25) from BB to BB+
- Louisiana Pacific 3.625% 3/15/29 - Upgrade (9/10/25) from BB+ to BBB-

Outlook

Looking forward, we tend to think that a least another cut is coming in December, although we wonder if the market is a little ahead of itself in predicting several more interest rate reductions into 2026-2027. To be sure, given the macroeconomic and geopolitical uncertainty, it is difficult to settle upon a firm estimate of the backdrop underlying any prediction. One of our assumptions is that tariffs will not be as much of a drag as expected upon consumer spending, and another is that the labor market weakness requires a catalyst above and beyond simply prior-period labor market weakness. Accordingly, we are relatively sanguine on the US economy, at least compared to the more cautious estimates.

Having said that, we do note that conditions in financial markets are quite relaxed and accommodative: stock prices are at high levels and bond spreads are at low levels. Accordingly, we do like our positioning in the short end of the high yield market. In our view, we are able to capture higher spreads than in Treasuries or High Grade bonds, without stretching out the maturity curve and incurring the associated risk that some of the interest rate cuts currently forecasted get priced out of the market.



Bruce H. Monrad is chairman and portfolio manager of Northeast Investors Trust (ticker: NTHEX), a no-load, high-yield fixed income fund whose primary objective is the production of income. Bruce is among the longest-tenured bond fund managers in the industry, having run Northeat Investors Trust for more than 30 years.

NORTHEAST INVESTORS TRUST

CONTACT: 1-800-225-6704 (M-F 9:00am - 4:45pm EDT); bmonrad@northeastinvestors.com

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- ***Northeast Investors Trust Overview***

DISCLAIMER: From time to time a Trustee or an employee of Northeast Investors Trust may express views regarding a particular company, security, industry or market sector. The views expressed by any such person are the views of only that individual as of the time expressed and do not necessarily represent the views of the Trust or any other person in the Northeast Investors Trust organization. Any such views are subject to change at any time based upon market or other conditions, and Northeast Investors Trust disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for Northeast Investors Trust are based on numerous factors, may not be relied on as an indication of trading intent on behalf of the Trust.

Past Performance does not guarantee future results, and an investment in the Trust is not guaranteed. The investment return and principal value of an investment will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost. Current performance may be lower or higher than that quoted. Additional Performance data may be obtained by calling 1-800-225-6704 or by visiting http://northeastinvestors.com/fund/performance. Below is the performance data ending 6/30/25:

AVERAGE ANNUAL RETURNS (AS OF SEPTEMBER 30, 2025)							
	3 Months	YTD	1 YR	3-YR	5-YR	10-YR	Since Inception*
Northeast Investors Trust	8.30%	10.10%	11.13%	10.24%	6.40%	3.45%	6.89%
ICE BofA US High Yield Index	2.40%	7.06%	7.23%	10.96%	5.53%	6.07%	N/A

* The inception date for the Trust is 3/1/1950; the inception date for the ICE BofA US High Yield Index is 8/31/1986.

Top 10 Holdings (% of Net Assets): 1. Homer City Holdings (8.4%) 2. Pyxus Holdings (7.4%) 3. Spirit Aerosystems (4.0%) 4. KB Home (3.9%) 5. XPO Logistics (3.9%) 6. Fair Isaac Corp. (3.8%) 7. SS&C Technologies (3.8%) 8. Pitney Bowes (3.8%) 9. Comstock Resources (3.8%) 10. Performance Food Group (3.8%).

For a complete list of holdings, **click here** to see the most recent quarterly holdings report (as of 3/31/25). Holdings are subject to change and may differ from the most recent filing.

The operating expense ratio, which includes interest expense and commitment fees when applicable, was 2.14% on an annualized basis ending 9/30/2024. The current expense ratio may differ from the one reported here due to fluctuations in net assets and expenses.

Duration measures the price sensitivity to changes in interest rates. The longer a bond's duration, the higher the sensitivity to interest rate movements, and vice versa.

Standard Deviation measures historical volatility. Higher standard deviation implies higher price volatility.

Weighted average coupon is the average stated interest rate, expressed as a percentage of the bond's principal value.

The ICE BofA U.S. High Yield Index is an unmanaged market capitalization-weighted index comprised of all domestic and yankee high yield bonds, including deferred interest bonds and payment-in-kind securities. Bonds included in the index have maturities of one year or more and have a below-investment grade rating but are not in default. It is shown for comparative purposes only and reflects no deduction for fees, expenses and taxes.

Investors should carefully consider investment objectives, risks, charges and expenses. This material must be preceded or accompanied by a prospectus or summary prospectus, either of which can be obtained by calling 1-800-225-6704 or by visiting www.northeastinvestors.com. Please read carefully before investing.

Mutual fund investing involves risk. The Trust invests in lower rated debt securities which may be subject to increased market volatility based on factors such as: the ability of an issuer to make current interest payments, the potential for principal loss if an issuer declares bankruptcy, and the potential difficulty in disposing of certain securities in a timely manner at a desired price and therefore can present an increased risk of investment loss.

Falling Interest rates and bond defaults may negatively impact the Trust's distributable income. In addition, during periods of declining interest rates, higher yield securities may be called and the Trust may be unable to reinvest those proceeds in similar yielding securities. Therefore, shareholders should expect the Trust's quarterly dividend distributions to decline under these circumstances. The Trust is generally for investors with longer-term investment horizons, and should not be used for short-term trading purposes. An investment in the Trust involves risk and should be part of a balanced investment program.

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